

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 24, 2017

Via E-mail
Glenn A. Eisenberg
Chief Financial Officer
Laboratory Corporation of America Holdings
358 South Main Street
Burlington, North Carolina 27215

> **Re:** **Laboratory Corporation of America Holdings**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Response Dated April 17, 2017**
> **File No. 001-11353**

Dear Mr. Eisenberg:

We have reviewed your April 17, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 4, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Results of Operations, page 48

1. You discuss the changes in segment operating earnings margin between reporting periods in your proposed example of the disclosure in response to comment 1. Please further revise the segment operating earnings (loss) table to present the segment operating earnings margin in all reporting periods.

Please contact Suying Li at (202) 551-3335 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining